CUSIP No. 32022K102	SCHEDULE 13D	Page 1 of 27

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)

FIRST FINANCIAL NORTHWEST, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

32022K102

(CUSIP Number)

Mr. Joseph Stilwell

111 Broadway, 12th Floor

New York, New York 10006

Telephone: (212) 269-1551

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 6, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32022K102	SCHEDULE 13D	Page 2 of 27

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 32022K102	SCHEDULE 13D	Page 3 of 27

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Activist Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 32022K102	SCHEDULE 13D	Page 4 of 27

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Activist Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 32022K102	SCHEDULE 13D	Page 5 of 27

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 32022K102	SCHEDULE 13D	Page 6 of 27

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 32022K102	SCHEDULE 13D	Page 7 of 27

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 32022K102	SCHEDULE 13D	Page 8 of 27

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 32022K102	SCHEDULE 13D	Page 9 of 27

Item 1. Security and Issuer

This is the twenty-first amendment (this "Twenty-First Amendment") to the original Schedule 13D, which was filed on September 12, 2011 (the "Original Schedule 13D"), amended on November 7, 2011 (the "First Amendment"), on January 12, 2012 (the "Second Amendment"), on February 15, 2012 (the "Third Amendment"), on February 24, 2012 (the "Fourth Amendment"), on April 5, 2012 (the "Fifth Amendment"), on May 29, 2012 (the "Sixth Amendment"), on June 8, 2012 (the "Seventh Amendment"), on June 12, 2012 (the "Eighth Amendment"), on June 25, 2012 (the "Ninth Amendment"), on August 9, 2012 (the "Tenth Amendment"), on December 20, 2012 (the "Eleventh Amendment"), on February 13, 2013 (the "Twelfth Amendment"), on March 19, 2013 (the "Thirteenth Amendment"), on May 2, 2013 (the "Fourteenth Amendment"), on November 6, 2013 (the “Fifteenth Amendment”), on May 13, 2015 (the “Sixteenth Amendment”), on June 24, 2015 (the “Seventeenth Amendment”), on June 26, 2015 (the “Eighteenth Amendment”), on July 6, 2016 (the “Nineteenth Amendment”), and on August 15, 2016 (the “Twentieth Amendment”). This Twenty-First Amendment is being filed jointly by Stilwell Value Partners VII, L.P., a Delaware limited partnership ("Stilwell Value Partners VII"); Stilwell Activist Fund, L.P., a Delaware limited partnership ("Stilwell Activist Fund"); Stilwell Activist Investments, L.P., a Delaware limited partnership ("Stilwell Activist Investments"); Stilwell Partners, L.P., a Delaware limited partnership ("Stilwell Partners"); Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC"), and the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates and Stilwell Partners; and Joseph Stilwell, the managing member and owner of Stilwell Value LLC. All the filers of this statement are collectively referred to herein as the "Group."

This statement relates to the common stock, par value $0.01 per share ("Common Stock"), of First Financial Northwest, Inc. (the "Company"). The address of the principal executive offices of the Company is 201 Wells Avenue South, Renton, Washington 98057. The amended joint filing agreement of the members of the Group is attached as Exhibit 13 to the Nineteenth Amendment.

Item 2. Identity and Background

(a)-(c) This statement is filed by Joseph Stilwell with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Partners, Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates, in Joseph Stilwell's capacity as the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Partners, Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates.

CUSIP No. 32022K102	SCHEDULE 13D	Page 10 of 27

The business address of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, Stilwell Associates, Stilwell Value LLC and Joseph Stilwell is 111 Broadway, 12th Floor, New York, New York 10006.

The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC serves as the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, Stilwell Partners and related partnerships.

(d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, except as indicated in Schedule A attached hereto.

(f) Joseph Stilwell is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

All purchases of shares of Common Stock made by the Group using funds borrowed from Morgan Stanley or Fidelity Brokerage Services LLC, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based on the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

CUSIP No. 32022K102	SCHEDULE 13D	Page 11 of 27

Item 4. Purpose of Transaction

We are filing this Twenty-First Amendment to report that the Group has sold its shares of Common Stock.

At the Company's 2012 annual meeting, we solicited an overwhelming majority of shareholder votes for our nominee based on our position that Victor Karpiak (former Chairman and CEO) should be removed from the Company and board. After the Company pushed to have our votes invalidated, we sued to enforce our rights. In 2013, we settled with the Company. Our nominee, Kevin Padrick, was seated on the board, and Mr. Karpiak resigned as Chairman. Mr. Karpiak was later replaced as CEO. We filed two additional lawsuits arising from the invalidation of our votes at the 2012 election, both of which we settled. Over the last three years, management and the board have taken steps to maximize shareholder value including repurchasing in excess of 40% of the Company's shares, and we believe the value of the Company’s assets is now adequately reflected in the current market price of the Company’s Common Stock. Kevin Padrick continues to serve on the board.

Our purpose in acquiring shares of Common Stock of the Company was to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights.

Since 2000, affiliates of the Group have filed Schedule 13Ds to report greater than 5% positions in 59 other publicly traded companies. For simplicity, these affiliates are referred to as the “Group”, “we”, “us”, or “our.” In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In each situation, we believed that the values of the companies’ assets were not adequately reflected in the market prices of their shares. Our actions are described below. We have categorized the descriptions of our actions with regard to the issuers based upon certain outcomes (whether or not, directly or indirectly, such outcomes resulted from the actions of the Group). Within each category the descriptions are listed in chronological order based upon the respective filing dates of the originally-filed Schedule 13Ds.

I. After we asserted shareholder rights, the following issuers were sold or merged:

Security of Pennsylvania Financial Corp. (“SPN”) - We filed our original Schedule 13D to report our position on May 1, 2000. We scheduled a meeting with senior management to discuss ways to maximize the value of SPN’s assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced SPN’s acquisition.

Cameron Financial Corporation (“Cameron”) - We filed our original Schedule 13D to report our position on July 7, 2000. We exercised our shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron’s list of shareholders, meeting with Cameron’s management, demanding that Cameron invite our representatives to join the board, writing to other shareholders to express our dismay with management’s inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced its sale to Dickinson Financial Corp.

Community Financial Corp. (“CFIC”) - We filed our original Schedule 13D to report our position on January 4, 2001, following CFIC’s announcement of the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. We reported that we acquired CFIC stock for investment purposes. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. We then announced our intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, we wrote to CFIC confirming that CFIC’s management had agreed to meet with one of our proposed nominees to the board. On March 30, 2001, before our meeting took place, CFIC announced its merger with First Financial Corporation.

Montgomery Financial Corporation (“Montgomery”) - We filed our original Schedule 13D to report our position on February 23, 2001. On April 20, 2001, we met with Montgomery’s management and suggested that they maximize shareholder value by selling the institution. We also informed management that we would run an alternate slate of directors at the 2001 annual meeting unless Montgomery was sold. Eleven days after we filed our Schedule 13D, however, Montgomery’s board amended its bylaws to limit the pool of potential nominees to local persons with a banking relation and to shorten the deadline to nominate an alternate slate. We located qualified nominees under the restrictive bylaw provisions and noticed our slate within the deadline. On June 5, 2001, Montgomery announced that it had hired an investment banker to explore a sale. On July 24, 2001, Montgomery announced its merger with Union Community Bancorp.

CUSIP No. 32022K102	SCHEDULE 13D	Page 12 of 27

Community Bancshares, Inc. (“COMB”) - We filed our original Schedule 13D reporting our position on March 29, 2004. We disclosed that we intended to meet with COMB’s management and evaluate management’s progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, and that we would likely support management if it effectively addressed COMB’s challenges. On November 21, 2005, we amended our Schedule 13D and stated that although we believed that COMB’s management had made progress, COMB’s return on equity would likely remain below average for the foreseeable future, and it should therefore be sold. We also stated that if COMB did not announce a sale before our deadline to solicit proxies for the next annual meeting, we would solicit proxies to elect our own slate. On January 6, 2006, we disclosed the names of our three board nominees. On May 1, 2006, COMB announced its sale to The Banc Corporation.

FedFirst Financial Corporation (“FFCO”) - We filed our original Schedule 13D reporting our position on September 24, 2010. After several meetings with management, FFCO completed a meaningful number of share repurchases, and on April 14, 2014, FFCO announced its sale to CB Financial Services, Inc.

SP Bancorp, Inc. (“SPBC”) - We filed our original Schedule 13D reporting our position on February 28, 2011. On August 9, 2013, we met with management and the chairman to assess the best way to maximize shareholder value. SPBC completed a meaningful number of share repurchases, and on May 5, 2014, SPBC announced its sale to Green Bancorp Inc.

TF Financial Corporation (“THRD”) - We filed our original Schedule 13D reporting our position on November 29, 2012. We met with the CEO and the chairman, encouraging them to focus only on accretive acquisitions and to repurchase shares up to book value. They subsequently did both. On June 4, 2014, THRD announced its sale to National Penn Bancshares, Inc.

Jefferson Bancshares, Inc. (“JFBI”) - We filed our original Schedule 13D reporting our position on April 8, 2013. Our shareholder proposal requesting the board seek outside assistance to maximize shareholder value through actions such as a sale or merger was defeated at JFBI’s 2013 annual meeting. We met with management and the board of directors and told them that we would seek board representation at JFBI’s 2014 annual meeting if JFBI did not announce its sale. JFBI announced its sale on January 23, 2014.

Fairmount Bancorp, Inc. (“FMTB”) - We filed our original Schedule 13D reporting our position on September 21, 2012. On February 25, 2014, we reported our intention to seek board representation at FMTB’s 2015 annual meeting if FMTB did not announce its sale. However, due to the appointment of our representative to another board in the local area, we were unable to nominate our representative at the 2015 election of FMTB directors. We reiterated our intent to seek board representation at the earliest possible time if FMTB was not sold. FMTB’s sale was announced on April 16, 2015.

Harvard Illinois Bancorp, Inc. (“HARI”) - We filed our original Schedule 13D reporting our position on April 1, 2011. In 2012, we nominated a director for election at HARI’s 2012 annual meeting and communicated our belief that HARI should merge with a stronger community bank. Our nominee was not elected, so we nominated a director at HARI’s 2013 annual meeting and stated our position that HARI should be sold. We communicated to stockholders our intent to run a nominee every year until elected, and we nominated a director at HARI’s 2014 annual meeting. Our nominee was not elected, so in April 2015, we began soliciting stockholder votes for our nominee for HARI’s 2015 annual meeting. On May 21, 2015, HARI announced the sale of its subsidiary bank to State Bank in Wonder Lake, IL. We subsequently withdrew our solicitation of proxies for the election of our nominee at HARI’s 2015 annual meeting. The sale of HARI’s subsidiary bank was completed on August 1, 2016. On August 10, 2016, we entered into a settlement agreement with HARI whereby two legacy board members stepped down, and we agreed not to seek board representation through 2017. HARI is implementing a plan of voluntary dissolution.

Eureka Financial Corp. (“EKFC”) - We filed our original Schedule 13D reporting our position on March 28, 2011. We encouraged EKFC to pay special dividends to shareholders and repurchase shares. Management and the board did both, and on September 3, 2015, EKFC announced its sale to NexTier, Inc.

CUSIP No. 32022K102	SCHEDULE 13D	Page 13 of 27

United-American Savings Bank (“UASB”) - We filed our original Schedule 13D with the Federal Deposit Insurance Corporation reporting our position on May 20, 2013. We believe management and the board acted in good faith to position UASB to maximize shareholder value. After we encouraged them to sell, UASB announced its sale to Emclaire Financial Corp on December 30, 2015.

Polonia Bancorp, Inc. (“PBCP”) - We filed our original Schedule 13D reporting our position on November 23, 2012. After several conversations with the Chairman and CEO, we publicly called for PBCP's sale. On June 2, 2016, PBCP's sale to Prudential Bancorp, Inc. was announced.

Georgetown Bancorp, Inc. (“GTWN”) - We filed our original Schedule 13D reporting our position on July 23, 2012. We encouraged GTWN to maximize shareholder value through share repurchases, and we supported management and the board’s consistent efforts to do so. On October 6, 2016, GTWN announced its sale to Salem Five Bancorp.

II. After we seated directors on the boards of the following issuers, the issuers were sold or merged:

HCB Bancshares, Inc. (“HCBB”) - We filed our original Schedule 13D reporting our position on June 14, 2001. On September 4, 2001, we reported that we had entered into a standstill agreement with HCBB, under which HCBB agreed to: (a) add a director selected by us, (b) consider conducting a Dutch tender auction, (c) institute annual financial targets, and (d) retain an investment banker to explore alternatives if it did not achieve its financial targets. On October 22, 2001, our nominee, John G. Rich, Esq., was named to the board. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Although HCBB’s outstanding share count decreased by 33% between the filing of our original Schedule 13D and August 2003, HCBB did not achieve the financial target. On August 12, 2003, HCBB announced it had hired an investment banker to assist in exploring alternatives for maximizing shareholder value, including a sale. On January 14, 2004, HCBB announced its sale to Rock Bancshares Inc.

Oregon Trail Financial Corp. (“OTFC”) - We filed our original Schedule 13D reporting our position on December 15, 2000. In January 2001, we met with the management of OTFC to discuss our concerns that management was not maximizing shareholder value, and we proposed that OTFC voluntarily place our representative on the board. OTFC rejected our proposal, and we announced our intention to solicit proxies to elect a board nominee. We demanded OTFC’s shareholder list, but OTFC refused to give it to us. We sued OTFC in Baker County, Oregon, and the court ruled in our favor and sanctioned OTFC. We also sued two OTFC directors alleging that one had violated OTFC’s residency requirement and that the other had committed perjury. Both suits were dismissed pre-trial but we filed an appeal in one suit and were permitted to re-file the other suit in state court. On August 16, 2001, we started soliciting proxies to elect Kevin D. Padrick, Esq. to the board. We argued in our proxy materials that OTFC should have repurchased its shares at prices below book value. OTFC announced the hiring of an investment banker. Then, the day after the 9/11 attacks, OTFC sued us in Portland, Oregon and moved to invalidate our proxies; the court denied the motion and the election proceeded.

On October 12, 2001, OTFC’s shareholders elected our candidate by a two-to-one margin. In the five months after the filing of our first proxy statement (i.e., from August 1 through December 31, 2001), OTFC repurchased approximately 15% of its shares. On March 12, 2002, we entered into a standstill agreement with OTFC. OTFC agreed to: (a) achieve annual targets for return on equity, (b) reduce its current capital ratio, (c) obtain advice from an investment banker regarding annual 10% stock repurchases, (d) re-elect our director to the board, (e) reimburse a portion of our expenses, and (f) withdraw its lawsuit. On February 24, 2003, OTFC and FirstBank NW Corp. announced their merger.

American Physicians Capital, Inc. (“ACAP”) - We filed our original Schedule 13D reporting our position on November 25, 2002. The Schedule 13D disclosed that on January 18, 2002, Michigan’s Insurance Department had approved our request to solicit proxies to elect two directors to ACAP’s board. On January 29, 2002, we noticed our intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, we entered into a three-year standstill agreement with ACAP, providing for ACAP to add our nominee to its board. ACAP also agreed to consider using a portion of its excess capital to repurchase ACAP’s shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares; these repurchases were highly accretive to per share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore options to maximize shareholder value. It also announced that it would exit the healthcare and workers’ compensation insurance businesses. ACAP then announced that it had retained Sandler O’Neill & Partners, L.P., to assist the board. On December 2, 2003, ACAP announced the early retirement of its president and CEO. On December 23, 2003, ACAP named R. Kevin Clinton its new president and CEO.

CUSIP No. 32022K102	SCHEDULE 13D	Page 14 of 27

On June 24, 2004, ACAP announced that it had decided that the best means to maximize shareholder value would be to shed non-core businesses and focus on its core business line in its core markets. We increased our holdings in ACAP, and we announced that we intended to seek additional board representation. On November 10, 2004, ACAP invited Joseph Stilwell to sit on the board, and we entered into a new standstill agreement. This agreement was terminated in November 2007, with our representatives remaining on ACAP’s board. On May 8, 2008, our representatives were re-elected to three-year terms expiring in 2011. Upon the passage of federal healthcare legislation in 2010, ACAP became concerned about the fundamentals of its business and promptly acted to assess its strategic alternatives. On October 22, 2010, ACAP was acquired by The Doctors Company, and our shares were converted in a cash deal.

SCPIE Holdings Inc. (“SKP”) - We filed our original Schedule 13D reporting our position on January 19, 2006. We announced we would run our slate of directors at the 2006 annual meeting and demanded SKP’s shareholder list. SKP initially refused to timely produce the list, but did so after we sued it in Delaware Chancery Court. We engaged in a proxy contest at the 2006 annual meeting, but SKP’s directors were elected. Subsequently on December 14, 2006, SKP agreed to place Joseph Stilwell on its board. On October 16, 2007, Mr. Stilwell resigned from SKP’s board after it approved a sale of SKP that Mr. Stilwell believed was an inferior offer. We solicited shareholder proxies in opposition to the proposed sale; however, the sale was approved, and our shares were converted in a cash deal.

Colonial Financial Services, Inc. (“COBK”) - We filed our original Schedule 13D reporting our position on August 24, 2011. On December 18, 2013, we reached an agreement with COBK to have a director of our choice appointed to its board of directors. Our nominee, Corissa J. Briglia, joined COBK’s board of directors on March 25, 2014. On September 10, 2014, COBK announced its sale to Cape Bancorp, Inc., and the cash/stock deal was completed on April 1, 2015.

Naugatuck Valley Financial Corporation (“NVSL”) - We filed our original Schedule 13D reporting our position on July 11, 2011. On February 13, 2014, we reported our intention to seek board representation. On March 12, 2014, we reached an agreement with NVSL for our representative to join NVSL's board of directors and for NVSL not to seek approval for stock benefit plans. On June 4, 2015, NVSL announced its sale to Liberty Bank in Middletown, CT, and the cash deal was completed on January 15, 2016.

Fraternity Community Bancorp, Inc. (“FRTR”) - We filed our original Schedule 13D reporting our position on April 11, 2011. We reached an agreement with FRTR, and on November 18, 2014, our representative, Corissa J. Briglia, was appointed to the board of directors. On October 13, 2015, FRTR's sale was announced, and the cash deal was completed on May 13, 2016.

III. After we asserted shareholder rights, we believe the following issuers took steps to maximize shareholder value, and we subsequently exited our activist positions:

FPIC Insurance Group, Inc. (“FPIC”) - We filed our original Schedule 13D reporting our position on June 30, 2003. On August 12, 2003, Florida’s Insurance Department approved our request to hold more than 5% of FPIC’s shares, to solicit proxies to hold board seats, and to exercise shareholder rights. On November 10, 2003, FPIC invited our nominee, John G. Rich, Esq., to join the board, and we signed a confidentiality agreement. On June 7, 2004, we disclosed that because FPIC had taken steps to increase shareholder value, such as multiple share repurchases, and because its market price increased and reflected fair value in our estimation, we sold our shares in the open market, decreasing our holdings below 5%. Our nominee was invited to remain on the board.

Prudential Bancorp, Inc. of Pennsylvania (“PBIP”) - We filed our original Schedule 13D reporting our position on June 20, 2005. Most of PBIP’s shares were held by the Prudential Mutual Holding Company (the “MHC”), which was controlled by PBIP’s board. The MHC controlled most corporate decisions requiring a shareholder vote, such as the election of directors. However, regulations promulgated by the FDIC previously barred the MHC from voting on PBIP’s management stock benefit plans, and PBIP’s IPO prospectus indicated that the MHC would not vote on the plans. We announced in August 2005 that we would solicit proxies to oppose adoption of the plans as a referendum to place Joseph Stilwell on PBIP’s board. PBIP decided not to put the plans up for a vote at the 2006 annual meeting.

CUSIP No. 32022K102	SCHEDULE 13D	Page 15 of 27

In December 2005, we solicited proxies to withhold votes on the election of directors as a referendum to place Mr. Stilwell on the board. At the 2006 annual meeting, 71% of PBIP’s voting public shares were withheld from voting on management’s nominees.

On April 6, 2006, PBIP announced that just after we had filed our Schedule 13D, it had secretly solicited a letter from an FDIC staffer (which it concealed from the public) that the MHC would be allowed to vote in favor of the management stock benefit plans. PBIP also announced a special meeting to vote on the plans. We alerted the Board of Governors of the Federal Reserve System (the “Fed”) about this announcement, and PBIP was directed to seek Fed approval before adopting the plans. On April 19, 2006, PBIP postponed the special meeting. The Fed subsequently followed the FDIC’s position in September 2006. In December 2006, we solicited proxies to withhold votes on the election of PBIP’s directors at the 2007 annual meeting. At the meeting, 75% of PBIP’s voting public shares were withheld. Also during the annual meeting, PBIP’s President and Chief Executive Officer was unable to state the meaning of per share return on equity despite Mr. Stilwell’s holding up a $10,000 check for the charity of the CEO’s choice if he could promptly answer the question. On March 7, 2007, we disclosed that we were publicizing the results of PBIP’s elections and its directors’ unwillingness to hold a democratic vote on the stock plans by placing billboard advertisements throughout Philadelphia.

In December 2007, we filed proxy materials for the solicitation of proxies to withhold votes on the election of PBIP’s directors at the 2008 annual meeting. At the 2008 annual meeting, an average of 77% of PBIP’s voting public shares withheld their votes. Excluding shares held in PBIP’s ESOP, an average of 88% of the voting public shares withheld their votes in this election.

On October 4, 2006, we sued PBIP, the MHC, and the directors of PBIP and the MHC in federal court in Philadelphia seeking an order to prevent the MHC from voting in favor of the management stock benefit plans. On August 15, 2007, the court dismissed some claims, but sustained our cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duties. Discovery proceeded and all the directors were deposed. Both sides moved for summary judgment, but the court ordered the case to trial, which was scheduled for June 2008. On May 22, 2008, we voluntarily discontinued the lawsuit after determining that it would be more effective and appropriate to pursue the directors on a personal basis in a derivative action. On June 11, 2008, we filed a notice to appeal certain portions of the lower court’s August 15, 2007, order dismissing portions of the lawsuit.

We entered into a settlement agreement and an expense agreement with PBIP in November 2008 under which we agreed to support PBIP’s management stock benefit plans, drop our litigation and withdraw our shareholder demand, and generally support management; and in exchange, PBIP agreed, subject to certain conditions, to repurchase up to three million of its shares (including shares previously purchased), reimburse a portion of our expenses, and either adopt a second step conversion or add our nominee who meets certain qualification requirements to its board if the repurchases were not completed by a specified time.

On March 5, 2010, we reported that our ownership in PBIP had dropped below 5% as a result of open market sales and sales of common stock to PBIP.

Roma Financial Corp. (“ROMA”) - We filed our original Schedule 13D reporting our position on July 27, 2006. Prior to its acquisition by Investors Bancorp, Inc., in December 2013, nearly 70% of ROMA’s shares were held by a mutual holding company controlled by ROMA’s board. In April 2007, we engaged in a proxy solicitation at ROMA’s first annual meeting, urging shareholders to withhold their vote from management’s slate. ROMA did not put their stock benefit plans up for a vote at that meeting. We then met with ROMA management. In the four months after ROMA became eligible to repurchase its shares, it announced and substantially completed repurchases of 15% of its publicly held shares, which were accretive to shareholder value. In our judgment, management came to understand the importance of proper capital allocation. Based on ROMA management’s prompt implementation of shareholder-friendly capital allocation plans, we supported management’s adoption of stock benefit plans at the 2008 shareholder meeting. In our estimation, ROMA’s market price increased and reflected fair value, and we sold our shares in the open market.

First Savings Financial Group, Inc. (“FSFG”) - We filed our original Schedule 13D reporting our position on December 29, 2008. We met with management, after which FSFG announced a stock repurchase plan and began repurchasing its shares. In December 2009, we reported that our beneficial ownership in the outstanding FSFG common stock had fallen below 5%.

CUSIP No. 32022K102	SCHEDULE 13D	Page 16 of 27

Alliance Bancorp, Inc. of Pennsylvania (“ALLB”) - We filed our original Schedule 13D reporting our position on March 12, 2009. When we announced our reporting position, a majority of ALLB’s shares were held by a mutual holding company controlled by ALLB’s board. However, on August 11, 2010, ALLB announced its intention to undertake a second step offering, selling all shares to the public. The plan of conversion and reorganization was approved by depositors at a special meeting held December 29, 2010. We strongly supported ALLB’s action. Following completion of the conversion of Alliance Bank from the mutual holding company structure to the stock holding company structure, we increased our stake with the belief that shareholders and ALLB would do well if management focused on profitability. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, ALLB’s market price increased and reflected fair value; and on November 21, 2013, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

Standard Financial Corp. (“STND”) - We filed our original Schedule 13D reporting our position on October 18, 2010. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, STND’s market price increased and reflected fair value; and on March 19, 2013, we disclosed that we sold our shares in the open market, decreasing our holdings below 5%.

Home Federal Bancorp, Inc. of Louisiana (“HFBL”) - We filed our original Schedule 13D reporting our position on January 3, 2011. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, the HFBL’s market price increased and reflected fair value; and on February 7, 2013, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

ASB Bancorp, Inc. (“ASBB”) - We filed our original Schedule 13D reporting our position on October 24, 2011. On August 23, 2013, we met with management to assess the best way to maximize shareholder value. We believe management and the board acted in good faith by cleaning up non-performing assets and repurchasing shares, and ASBB’s market price increased to reflect fair value. On July 18, 2014, we disclosed that we sold our shares to ASBB.

United Insurance Holdings Corp. (“UIHC”) - We filed our original Schedule 13D reporting our position on September 29, 2011. On December 17, 2012, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

United Community Bancorp (“UCBA”) - We filed our original Schedule 13D reporting our position on January 22, 2013. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, UCBA’s market price increased to reflect fair value; and on November 9, 2015, we disclosed that we sold shares to UCBA, decreasing our holdings below 5%.

West End Indiana Bancshares, Inc. (“WEIN”) - We filed our original Schedule 13D reporting our position on January 19, 2012. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, WEIN’s market price increased to reflect fair value; and on November 12, 2015, we disclosed that we sold our shares in the open market.

IV. After successfully seeking board representation, we seated directors who currently serve on the boards of the following issuers:

Malvern Federal Bancorp, Inc. (“MLVF”) - We filed our original Schedule 13D reporting our position on May 30, 2008. When we announced our reporting position, a majority of MLVF’s shares were held by a mutual holding company controlled by MLVF’s board. On October 26, 2010, we demanded that MLVF pursue a derivative action against its directors for breach of their fiduciary duties. MLVF failed to pursue the action and, on June 3, 2011, we sued MLVF’s directors in Chester County, Pennsylvania, demanding that the court, among other things, order the directors to properly consider pursuing a second step conversion. On November 9, 2011, The Honorable Judge Howard F. Riley, Jr., overruled the director defendants’ preliminary objections to the derivative lawsuit.

On January 17, 2012, MLVF announced its intention to undertake a second step conversion and we withdrew the lawsuit. The conversion and stock offering were completed on October 11, 2012, and our shares were converted into shares of Malvern Bancorp, Inc. On September 5, 2013, we notified MLVF of our intention to nominate John P. O’Grady for election as a director at its 2014 annual meeting, but we later reached an agreement with MLVF for Mr. O’Grady to join its board of directors. On November 25, 2014, we terminated our standstill agreement with MLVF, including the agreement's performance targets. After meeting with the new CEO and the new chairman of the board, we believe that management and the board of directors are now focused on maximizing shareholder value. John P. O'Grady remains a director on the board.

CUSIP No. 32022K102	SCHEDULE 13D	Page 17 of 27

Kingsway Financial Services Inc. (“KFS”) - We filed our original Schedule 13D reporting our position on November 7, 2008. We requested a meeting with its CEO and chairman to discuss ways to maximize shareholder value and minimize both operational and balance sheet risks, but the CEO was unresponsive. We then requisitioned a special shareholder meeting to remove the CEO and chairman from the KFS board and replace them with our two nominees. On January 7, 2009, we entered into a settlement agreement with KFS whereby, among other things, the CEO resigned from the KFS board and KFS expanded its board from nine to ten seats and appointed our nominees to fill the two vacant seats. By April 23, 2009, the board was reconstituted with just three of the original ten legacy directors remaining. Also, Joseph Stilwell was appointed to fill the vacancy created by the resignation of one of our nominees, Larry G. Swets, Jr., and our other nominee was elected chairman of the board. In addition, the CEO and CFO were fired for incompetence and insubordination.

By November 3, 2009, all of the legacy directors had resigned from the board. On May 27, 2010, Mr. Stilwell and the Group’s other representative were re-elected to the board. On June 1, 2010, Mr. Swets was appointed CEO. During the time the Group has had board representation, KFS has sold non-core assets, repurchased public debt at a discount to face value, sold a credit-sensitive asset, disposed of its subsidiary Lincoln General, substantially reduced its expenses, and reduced other balance sheet and operations risks.

Poage Bankshares, Inc. (“PBSK”) - We filed our original Schedule 13D reporting our position on September 23, 2011. We believed PBSK's board was not focused on maximizing shareholder value and nominated a director for election at PBSK's 2014 annual meeting. Our nominee was not elected, so we nominated a director at PBSK's 2015 annual meeting. On July 21, 2015, our nominee, Stephen S. Burchett, was elected as a director with a mandate to maximize shareholder value. Subsequently, the CEO left the company. We believe management and the board are acting in good faith to maximize shareholder value.

Sunshine Financial, Inc. (“SSNF”) - We filed our original Schedule 13D reporting our position on April 18, 2011. We reached an agreement with SSNF, and on February 5, 2016, our representative, Corissa J. Briglia, was appointed to the board of directors.

V. We hope to work with management and the boards of the following issuers:

William Penn Bancorp, Inc. (“WMPN”) - We filed our original Schedule 13D reporting our position on May 23, 2008. A majority of WMPN’s shares are held by a mutual holding company controlled by WMPN’s board. We met with management and the board to explain our views on proper capital allocation and following the financial crisis, we continued to urge WMPN to take the steps necessary to maximize shareholder value. On December 3, 2014, WMPN announced and subsequently completed its plan to repurchase 10% of its shares outstanding and has completed several additional share repurchases. We believe management and the board have acted in good faith to date to maximize shareholder value through shareholder-friendly capital allocation.

Wayne Savings Bancshares, Inc. (“WAYN”) - We filed our original Schedule 13D reporting our position on October 8, 2010. We supported H. Stewart Fitz Gibbon III’s appointment as president and CEO effective November 3, 2014 and as a director on the executive committee of WAYN’s board. We believed management and the board acted in good faith to position WAYN to maximize shareholder value. We encourage WAYN to resume share repurchases or sell the bank.

Wolverine Bancorp, Inc. (“WBKC”) - We filed our original Schedule 13D reporting our position on February 7, 2011. We support WBKC’s consistent efforts to maximize shareholder value through share repurchases and payments of special dividends.

Jacksonville Bancorp, Inc. (“JXSB”) - We filed our original Schedule 13D reporting our position on July 5, 2011. We support JXSB’s consistent efforts to maximize shareholder value through share repurchases and payments of special dividends.

Provident Financial Holdings, Inc. (“PROV”) - We filed our original Schedule 13D reporting our position on October 7, 2011. We support PROV’s consistent efforts to maximize shareholder value through share repurchases.

CUSIP No. 32022K102	SCHEDULE 13D	Page 18 of 27

Sound Financial, Inc. (“SFBC”) – We filed our original Schedule 13D reporting our position on November 21, 2011. We urged management and the board to pursue a second step conversion. On August 22, 2012, Sound Financial Bancorp, Inc. (“SFBC”) announced completion of its second step conversion and our shares of SNFL were converted into shares of SFBC. We support SFBC’s consistent efforts to maximize shareholder value.

IF Bancorp, Inc. (“IROQ”) - We filed our original Schedule 13D reporting our position on March 5, 2012. We believe IROQ is positioned to consistently repurchase its shares, and we have urged management and the board to do so. We believe IROQ must increase its rate of share repurchases while the shares remain below book value.

Hamilton Bancorp, Inc. (“HBK”) - We filed our original Schedule 13D reporting our position on October 22, 2012. We believe HBK's acquisition of FMTB and FRTR is in the best interest of shareholders.

Delanco Bancorp, Inc. (“DLNO”) - We filed our original Schedule 13D reporting our position on October 28, 2013. We believe management and the board are acting in good faith to position DLNO to maximize shareholder value.

Carroll Bancorp, Inc. (“CROL”) - We filed our original Schedule 13D reporting our position on March 17, 2014. We are evaluating management and the board’s actions regarding maximizing shareholder value.

Sugar Creek Financial Corp. (“SUGR”) - We filed our original Schedule 13D reporting our position on April 21, 2014. We believe management and the board have acted in good faith to position SUGR to maximize shareholder value. We have urged management and the board to repurchase shares. To date, SUGR has completed the minimum number of share repurchases to maintain our support.

Seneca-Cayuga Bancorp, Inc. (“SCAY”) - We filed our original Schedule 13D reporting our position on September 15, 2014. We believe SCAY is positioned to provide meaningful returns to its shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. We are encouraging management and the board to choose a path that will maximize shareholder value.

Pinnacle Bancshares, Inc. (“PCLB”) - We filed our original Schedule 13D reporting our position on September 23, 2014. On November 14, 2014, PCLB announced the continuation of its share repurchase plan and announced a new repurchase plan on May 25, 2016. We believe management and the board have acted in good faith to date to maximize shareholder value through share repurchases.

MB Bancorp, Inc. (“MBCQ”) - We filed our original Schedule 13D reporting our position on January 9, 2015. We urged management and the board to repurchase shares and on March 30, 2016, MBCQ announced and subsequently completed its plan to repurchase an initial 10% of its shares outstanding. We urge management and the board to complete another 10% share repurchase plan.

Ben Franklin Financial, Inc. (“BFFI”) - We filed our original Schedule 13D reporting our position on February 9, 2015. We will urge management and the board to repurchase shares as soon as BFFI is permitted.

Alamogordo Financial Corp. (“ALMG”) - We filed our original Schedule 13D reporting our position on May 11, 2015. We urged management and the board to provide meaningful returns to shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. On March 7, 2016, ALMG announced its plan to complete a second-step conversion which we believe will maximize shareholder value.

FSB Community Bankshares, Inc. (“FSBC”) - We filed our original Schedule 13D reporting our position on October 26, 2015. We urged management and the board to provide meaningful returns to shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. On March 3, 2016, FSBC announced its plan to complete a second-step conversion which we believe will maximize shareholder value.

Central Federal Bancshares, Inc. (“CFDB”) - We filed our original Schedule 13D reporting our position on January 25, 2016. We will urge management and the board to repurchase shares as soon as CFDB is permitted.

First Federal of Northern Michigan Bancorp, Inc. (“FFNM”) - We filed our original Schedule 13D reporting our position on February 29, 2016. We believe FFNM is positioned to repurchase shares, and we urge management and the board to do so.

CUSIP No. 32022K102	SCHEDULE 13D	Page 19 of 27

VI. We believe the following issuers should be sold:

Anchor Bancorp (“ANCB”) - We filed our original Schedule 13D reporting our position on May 7, 2012. We previously urged ANCB to maximize shareholder value by increasing share repurchases or selling the bank. We believe continued poor performance now means that ANCB should be sold. We intend to seek board representation at the upcoming annual meeting if ANCB has not announced its sale.

HopFed Bancorp, Inc. (“HFBC”) - We filed our original Schedule 13D reporting our position on February 25, 2013. We opposed HFBC's purchase of Sumner Bank & Trust and mailed our proxy materials to HFBC's stockholders on April 5, 2013, seeking election of our nominee as a director at HFBC's 2013 annual meeting. On May 15, 2013, our nominee was elected by a two-to-one margin, and on August 23, 2013, HFBC's acquisition of Sumner Bank & Trust was terminated. Our nominee did not seek re-election for a second term at HFBC's 2016 annual meeting.

VII. The following issuer is the focus of a shareholder derivative litigation:

NorthEast Community Bancorp, Inc. (“NECB”) - We filed our original Schedule 13D reporting our position on November 5, 2007. A majority of NECB's shares are held by a mutual holding company controlled by NECB's board. In July of 2010, we delivered a written demand to NECB demanding to inspect its shareholder list, but NECB refused to supply us with the list. We sued NECB in federal court in New York seeking an order compelling compliance. In August of 2010, NECB produced the list of shareholders to us. In the fall of 2011, we sent a letter to NECB's board of directors demanding that NECB expand the board with disinterested directors to consider a second step conversion. In October of 2011, we filed a lawsuit in New York state court against NECB, the mutual holding company, and their boards of directors, personally and derivatively, for breach of fiduciary duty arising out of failure to fairly consider a second step conversion. The case has proceeded through protracted litigation including discovery and motion practice.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP No. 32022K102	SCHEDULE 13D	Page 20 of 27

Item 5. Interest in Securities of the Issuer

All dispositions of shares of Common Stock reported herein were sales made in open-market transactions.

(A)	Stilwell Value Partners VII

(a)	Aggregate number of shares beneficially owned: 0

Percentage: 0.0%

(b)	1.	Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 0
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 0

(c)	Since the most recent filing on Schedule 13D (see the Twentieth Amendment), Stilwell Value Partners VII sold shares of Common Stock as follows:

Date	Number of Shares (Sold)	Price Per Share	Total (Sale) Price

10/06/2016	(125,077)	$14.50	$(1,813,617)
10/10/2016	(42,812)	$14.48	$(619,918)

(d)    Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VII, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners VII, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners VII. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners VII with regard to those shares of Common Stock.

CUSIP No. 32022K102	SCHEDULE 13D	Page 21 of 27

(B)	Stilwell Activist Fund

(a)	Aggregate number of shares beneficially owned: 0

Percentage: 0.0%

(b)	1.	Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 0
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 0

(c)	Since the most recent filing on Schedule 13D (see the Twentieth Amendment), Stilwell Activist Fund sold shares of Common Stock as follows:

Date	Number of Shares (Sold)	Price Per Share	Total (Sale) Price
08/16/2016	(481)	$13.34	$(6,414)
08/17/2016	(230)	$13.33	$(3,065)
08/18/2016	(421)	$13.40	$(5,639)
08/19/2016	(672)	$13.38	$(8,990)
08/22/2016	(115)	$13.48	$(1,550)
08/23/2016	(310)	$13.51	$(4,189)
08/24/2016	(154)	$13.52	$(2,082)
08/26/2016	(169)	$13.52	$(2,285)
08/29/2016	(220)	$13.47	$(2,963)
10/06/2016	(59,752)	$14.50	$(866,404)
10/10/2016	(20,452)	$14.48	$(296,145)

(d)   Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Fund, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Fund, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Fund. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Fund with regard to those shares of Common Stock.

(C)	Stilwell Activist Investments

(a)	Aggregate number of shares beneficially owned: 0

Percentage: 0.0%

(b)	1.	Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 0
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 0

(c)	Since the most recent filing on Schedule 13D (see the Twentieth Amendment), Stilwell Activist Investments sold shares of Common Stock as follows:

Date	Number of Shares (Sold)	Price Per Share	Total (Sale) Price
08/16/2016	(3,219)	$13.34	$(42,928)
08/17/2016	(1,544)	$13.33	$(20,578)
08/18/2016	(2,837)	$13.40	$(38,003)
08/19/2016	(4,532)	$13.38	$(60,628)
08/22/2016	(778)	$13.48	$(10,486)
08/23/2016	(2,090)	$13.51	$(28,245)
08/24/2016	(1,038)	$13.52	$(14,031)
08/25/2016	(700)	$13.50	$(9,449)
08/26/2016	(1,137)	$13.52	$(15,372)
08/29/2016	(1,480)	$13.47	$(19,933)
10/06/2016	(402,279)	$14.50	$(5,833,046)
10/10/2016	(137,695)	$14.48	$(1,993,824)

CUSIP No. 32022K102	SCHEDULE 13D	Page 22 of 27

(d)    Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Investments, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Investments, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Investments. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Investments with regard to those shares of Common Stock.

(D)	Stilwell Partners

(a)	Aggregate number of shares beneficially owned: 0

Percentage: 0.0%

(b)	1.	Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 0
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 0

(c)	Since the most recent filing on Schedule 13D (see the Twentieth Amendment), Stilwell Partners sold shares of Common Stock as follows:

Date	Number of Shares (Sold)	Price Per Share	Total (Sale) Price
10/06/2016	(14,509)	$14.50	$(210,381)
10/10/2016	(4,966)	$14.48	$(71,908)

(d)  Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Partners, Joseph Stilwell has the power to direct the affairs of Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of Stilwell Partners. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Partners with regard to those shares of Common Stock.

(E)	Stilwell Associates

(a)	Aggregate number of shares beneficially owned: 0

Percentage: 0.0%

(b)	1.	Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 0
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 0

(c)	Since the most recent filing on Schedule 13D (see the Twentieth Amendment), Stilwell Associates sold shares of Common Stock as follows:

Date	Number of Shares (Sold)	Price Per Share	Total (Sale) Price
10/06/2016	(38,913)	$14.50	$(564,239)
10/10/2016	(13,319)	$14.48	$(192,859)

(d)  Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Associates, Joseph Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

CUSIP No. 32022K102	SCHEDULE 13D	Page 23 of 27

(F)	Stilwell Value LLC

(a)	Aggregate number of shares beneficially owned: 0

Percentage: 0.0%

(b)	1.	Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 0
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 0

(c)   Stilwell Value LLC has made no purchases, sales or transfers of shares of Common Stock.

(d)   Because he is the managing member and owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners and Stilwell Associates.

(G)	Joseph Stilwell

(a)	Aggregate number of shares beneficially owned: 0

Percentage: 0.0%

(b)	1.	Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 0
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 0

(c)   Joseph Stilwell has not purchased or sold shares of Common Stock in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the Amended Joint Filing Agreement filed as Exhibit 13 to the Nineteenth Amendment and the Amended and Restated Stock Option Agreement filed as Exhibit 14 to the Nineteenth Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Partners, Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates, and Joseph Stilwell, in his capacity as the managing member and owner of Stilwell Value LLC, are entitled to an allocation of a portion of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

CUSIP No. 32022K102	SCHEDULE 13D	Page 24 of 27

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated September 12, 2011, filed with the Original Schedule 13D
2	Amended Joint Filing Agreement, dated November 7, 2011, filed with the First Amendment
3	Non-Disclosure Agreement, dated January 11, 2012, filed with the Second Amendment
4	Complaint, dated June 7, 2012, filed with the Seventh Amendment
5	Order Granting Motion for Expedited Judicial Review and Setting Evidentiary Hearing Date and Pretrial Deadlines, filed with the Ninth Amendment
6	Amended Joint Filing Agreement, dated February 13, 2013, filed with the Twelfth Amendment
7	Nominee Agreement, dated March 15, 2013, with Kevin Padrick, filed with the Thirteenth Amendment
8	Stock Option Agreement, dated March 15, 2013, with Kevin Padrick, filed with the Thirteenth Amendment
9	Amended Joint Filing Agreement, dated May 2, 2013, filed with the Fourteenth Amendment
10	Amendment to Stock Option Agreement, dated May 8, 2015, with Kevin Padrick, filed with the Sixteenth Amendment
11	Amended Joint Filing Agreement, dated May 13, 2015, filed with the Sixteenth Amendment
12	Amended Joint Filing Agreement, dated June 26, 2015, filed with the Eighteenth Amendment
13	Amended Joint Filing Agreement, dated July 6, 2016, filed with the Nineteenth Amendment
14	Amended and Restated Stock Option Agreement, dated July 5, 2016, with Kevin Padrick, filed with the Nineteenth Amendment

CUSIP No. 32022K102	SCHEDULE 13D	Page 25 of 27

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2016

STILWELL VALUE PARTNERS VII, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL ACTIVIST FUND, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL ACTIVIST INVESTMENTS, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL PARTNERS, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL ASSOCIATES, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

CUSIP No. 32022K102	SCHEDULE 13D	Page 26 of 27

STILWELL VALUE LLC

/s/ Megan Parisi
By:	Megan Parisi
Member

JOSEPH STILWELL

/s/ Joseph Stilwell*
Joseph Stilwell

*/s/ Megan Parisi
Megan Parisi
Attorney-In-Fact

CUSIP No. 32022K102	SCHEDULE 13D	Page 27 of 27

SCHEDULE A

On March 16, 2015, Stilwell Value LLC and Joseph Stilwell consented to the entry of an administrative SEC order (the “Order”) that, among other things, (1) alleged violations of Sections 206(2), 206(4) and 207 of the Investment Advisers Act of 1940 and Rules 206(4)-7 and 206(4)-8 promulgated thereunder for failing to adequately disclose certain conflicts of interest presented by inter-fund loans between certain private investment partnerships managed by Stilwell Value LLC and/or Joseph Stilwell, (2) required Stilwell Value LLC and Joseph Stilwell to cease and desist from committing future violations of the provisions charged, (3) censured Stilwell Value LLC, (4) for a period of twelve months from entry of the Order, suspended Joseph Stilwell from association with any broker, dealer, investment adviser, municipal securities dealer, municipal advisor, transfer agent, or nationally recognized statistical rating organization, (5) imposed upon Stilwell Value LLC the obligation to (i) repay $193,356 in management fees (plus prejudgment interest of $45,801), (ii) pay a $250,000 civil money penalty, (6) imposed a $100,000 civil money penalty upon Joseph Stilwell, and (7) required Stilwell Value LLC to retain an independent monitor for three years to review and assess, on an on-going basis, the adequacy of certain policies, procedures, controls, and disclosures. No investor suffered monetary loss from the alleged conduct. All of the penalty and repayment obligations in the Order have been fully discharged.